Exhibit 3.1

EMC INSURANCE GROUP INC.

AMENDMENT TO BY-LAWS

Section 1 of Article II of the Company’s By-Laws has been amended to read in its entirety as follows (deletions are indicated with strikethroughs and additions by underline):

Section 1.    Annual Meeting. The regular annual meeting of the shareholders shall be held ~~at 9:00 o’clock A.M. on the third Wednesday in the month of May in~~ each year~~, or~~ at such ~~other~~ time ~~on said day or~~ and on such ~~other~~ day ~~within such month~~ as shall be fixed by the chief executive officer or the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Iowa, such meeting shall be held on the next succeeding business day. If the election of the directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

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